EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Report - Special Collective Agreement at Bezeq On Line Ltd

The Company reports that on November 30, 2019 a subsidiary, Bezeq On Line Ltd (“Bezeq On Line”) signed a special collective agreement (“the Agreement”) between it and Histadrut (New General Federation of Workers) - Union of Cellular, Internet and Hi-tech Workers and the trades union committee of Bezeq On Line. The Agreement is valid from July 12, 2019 to July 11, 2023 (after that date the Agreement will be automatically extended for periods of 12 months each, unless one of the parties gives notice of its wish to change the terms of the Agreement or to terminate it as stipulated in the provisions of the Agreement).

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.